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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/15____ AND ENDING ____12/31/15____

AND PERIOD BEGINNING ____01/01/14____ AND ENDING ____12/31/14____

MM/DD/YY ... MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue

(No. and Street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrance Maxwell   **(414) 298-7660**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – of individual, state last, first, middle name)

171 N. Clark St.	**Chicago**	**Illinois**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Terrance Maxwell**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2015 and 2014**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None
_____

_____
Signature
Chief Financial Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2015 and 2014
Together with Report of Independent Registered Public Accounting Firm

SEC File Number: 8-00497

Grant Thornton

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Robert W. Baird & Co. Incorporated

We have audited the accompanying consolidated statements of financial condition of Robert W. Baird & Co. Incorporated (a Wisconsin corporation) and its consolidated private equity partnerships (Baird Private Equity Partnerships) (collectively, the Company) as of December 31, 2015 and 2014, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Baird Private Equity Partnerships, which statements reflect total assets constituting 17% and 17% of consolidated total assets as of December 31, 2015 and 2014, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the Baird Private Equity Partnerships, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, based on our audits and the reports of the other auditors, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated and its consolidated private equity partnerships as of December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 24, 2016

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2015 and 2014

(In Thousands)

Assets	2015	2014
Cash and Cash Equivalents	$ 261,216	$ 133,584
Cash Segregated Under Federal Regulations	42,000	76,000
Cash Held by Baird Private Equity Partnerships	10,115	4,514
Securities Purchased Under Agreements to Resell	323,503	699,157
Deposits with Clearing Corporations	23,210	22,599
Receivables:		
Clients, Net	254,615	199,828
Brokers and Dealers	37,027	6,553
Deposits Paid on Securities Borrowed	352,374	112,476
Notes Receivable, Net	111,228	112,423
Other	113,475	97,396
	868,719	528,676
Securities Owned, at Fair Value	809,691	716,241
Securities Owned by Baird Private Equity Partnerships, at Fair Value	495,629	472,287
Furniture, Equipment, Leasehold Improvements and Capital Leases at Cost, Less Accumulated Depreciation and Amortization of $108,722 and $96,579, respectively	67,615	59,376
Goodwill	86,069	86,069
Intangible Assets, at Cost, Less Accumulated Amortization of $13,005 and $11,802, respectively	17,302	18,565
Net Deferred Tax Assets	24,950	26,871
Other Assets	79,393	53,178
Total Assets	$ 3,109,412	$ 2,897,117

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2015 and 2014

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2015	2014
Liabilities:		
Money Borrowed:		
Book Credit Balances in Bank Accounts	$ 43,632	$ 34,494
Securities Sold Under Agreements to Repurchase	790,014	860,766
Payables:		
Clients	155,339	132,134
Brokers and Dealers	11,347	55,409
Deposits Received on Securities Loaned	16,240	21,371
	182,926	208,914
Securities Sold, Not Yet Purchased, at Fair Value	339,468	101,989
Accounts Payable, Accrued Expenses and Other Liabilities	484,522	446,037
Subordinated Liabilities	230,267	270,221
Total Liabilities	2,070,829	1,922,421
Stockholders' Equity:		
Common Stock	26,502	26,502
Additional Paid-In Capital	191,215	191,215
Retained Earnings	342,803	280,365
Treasury Stock, at Cost	(1,486)	(1,486)
Accumulated Other Comprehensive Income	1,191	1,752
Total Robert W. Baird & Co. Incorporated Stockholders' Equity	560,225	498,348
Noncontrolling Interests in Baird Private Equity Partnerships	478,358	476,348
Total Stockholders' Equity	1,038,583	974,696
Total Liabilities and Stockholders' Equity	$ 3,109,412	$ 2,897,117

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statements of Financial Condition
December 31, 2015 and 2014

(In Thousands, Except Share and Per Share Amounts)

1) Organization and Description of Business

The Consolidated Statements of Financial Condition include Robert W. Baird & Co. Incorporated ("RWB"), Baird Insurance Services and RWB's consolidated private equity partnerships as more fully discussed in Footnote 15 (together, the "Company"). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority ("FINRA") and various securities exchanges. The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a wholly-owned subsidiary of Baird Financial Corporation ("BFC"), which is a wholly-owned subsidiary of Baird Holding Company ("BHC"), which is a wholly-owned subsidiary of Baird Financial Group, Inc. ("BFG" or the "Parent").

The Company owns a 48% ownership interest in Baird UK Ltd. ("Baird UK"), located principally in London, England. Baird UK is the parent company of Robert W. Baird Group Limited, located in London, which provides investment banking, private equity and institutional U.S. equity services. Robert W. Baird Group Limited conducts its business through three principal operating subsidiaries: Robert W. Baird Limited, based in London and regulated by the Financial Conduct Authority ("FCA"), which is engaged in transatlantic mergers and acquisitions advisory services and institutional U.S. equity sales; Robert W. Baird GmbH, based in Frankfurt, Germany which is engaged in transatlantic mergers and acquisitions advisory services; and Baird Capital Partners Europe Limited, based in London and regulated by the FCA, which is engaged in private equity activities in the United Kingdom.

2) Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Consolidated Statements of Financial Condition:

(a) Estimates

The preparation of the Consolidated Statements of Financial Condition in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statements of Financial Condition. Actual results may differ from those estimates.

(b) Cash and Cash Equivalents

Cash equivalents are defined as short-term investments with maturities of generally three months or less at the time of purchase.

(c) <u>Cash Segregated Under Federal Regulations</u>

Cash segregated under federal regulations represents cash segregated in a special reserve bank account for the benefit of U.S. customers under SEC Rule 15c3-3.

(d) <u>Cash Held by Baird Private Equity Partnerships</u>

Cash held by Baird Private Equity Partnerships represents cash and cash equivalents held by consolidated private equity partnerships. Such amounts are not available to fund the general liquidity needs of RWB.

(e) <u>Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase</u>

The Company enters into short-term securities purchased under agreements to resell ("reverse repurchase agreements") and short-term securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. Interest receivable and interest payable is included within Receivables Other and Accounts Payable, Accrued Expenses and Other Liabilities, respectively, on the Consolidated Statements of Financial Condition. Amounts are recorded when earned or due. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary. Reverse repurchase and repurchase agreements with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition. Refer to Footnote 18 for additional information on collateralized transactions.

(f) <u>Receivables and Payables</u>

Clients, Net - receivables include amounts receivable on cash and margin transactions, including from officers and directors and certain other affiliates of the Company, which are generally collateralized by securities owned by clients. When a receivable is considered to be impaired, the amount of impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Payables include amounts owed to clients on cash and margin transactions.

Brokers and Dealers – include amounts receivable and payable to clearing organizations, and receivable and payable to other brokers and dealers for securities failed-to-deliver or receive and trade date commissions not yet settled.

Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned – are reported as collateral financings and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary. Securities borrowed or securities loaned transactions with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition. Refer to Footnote 18 for additional information on collateralized transactions.

Notes Receivable, Net – are loans or pay advances to associates primarily for recruiting purposes. These associate advances are generally earned over a three to nine year period. In determining the allowance for doubtful accounts related to those advances, management considers a number of factors including amounts due from associates, the number of terminated associates, as well as the Company's historical loss experience. This involves the use of estimates and the actual amounts may be substantially higher or lower than the recorded amounts. Refer to Footnote 4 for further information.

(g)   Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements."* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, is broken down into three levels based on the transparency of inputs as follows:

Level I - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

The Company's securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of the investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value.

Investments in corporate stocks are included within other securities and are primarily publicly traded with observable prices in active markets. These investments are included within Level I in the fair value hierarchy. Any corporate stock not actively traded is valued by the Company and included within Level II or Level III depending on the nature and observability of the inputs used in the valuation. Investments in U.S government and agency obligations, municipal obligations, private label mortgage backed securities, other asset backed securities, corporate obligations and auction rate securities, which include securities issued by municipalities and auction rate preferred securities issued by closed end mutual funds, are generally valued using quoted prices from external data providers and market participants and are generally included within Level II of the fair value hierarchy. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed. For certain investments where there is limited activity or less transparency around significant inputs, the investments are valued as determined by the Company utilizing available market information and included within Level III of the fair value hierarchy.

The Company makes investments in certain private companies which are included within other securities and generally fair valued by management. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Under the income approach fair value may be determined by discounting the cash flows to a single present amount using current market expectations about those future amounts. These valuation techniques require inputs that are both significant to the fair value and unobservable, and thus are included within Level III of the fair value hierarchy.

Securities Owned by Baird Private Equity Partnerships includes investments in private companies, which are consolidated as the Company has a controlling interest in a limited liability company which is the general partner, or in which the Company is the primary beneficiary of a variable interest entity. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof, as described above. These investments are generally included within Level II or Level III of the fair value hierarchy, depending on the availability of the significant inputs into the valuation.

The Company employs specific control processes to determine the reasonableness of the fair value of its securities owned and securities sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

Cash and cash equivalents, cash segregated under federal regulations, cash held by Baird Private Equity partnerships, deposits with clearing corporations and receivables are financial assets with carrying values that approximate fair value due to their relatively short-term nature. Money borrowed, payables, accounts payable, accrued expenses and other liabilities are financial liabilities with carrying values that approximate fair value due to their relatively short-term nature. The carrying amount of subordinated liabilities approximates fair value based on current market conditions and interest rates available to the Company for similar financial instruments. Securities either purchased or sold under agreements to resell or repurchase are carried at contractual amounts. See Footnote 9 for further information.

(h) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's Consolidated Statements of Financial Condition for deferred income taxes in recognition of these temporary differences as more fully disclosed in Footnote 12.

(i) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, equipment, leasehold improvements, and capital leases are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to ten years for certain leasehold improvements.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 6. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(j) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more likely than not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform the two-step impairment test for that reporting unit. As of December 31, 2015 and 2014, the Company determined it was more likely than not that the reporting units' fair value was greater than the carrying value as it relates to goodwill and intangible assets and therefore no impairment was identified. Intangibles with finite lives are amortized on a straight-line basis over their respective useful lives as more fully disclosed in Footnote 7.

(k) Foreign Currency Translation

Assets and liabilities of the Company's foreign investments are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to Accumulated Other Comprehensive Income, a separate component of Stockholders' Equity. These gains or losses are the only component of Accumulated Other Comprehensive Income.

(l)   Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are non-cancelable for the term of the lease. In addition, the Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations as more fully disclosed in Footnote 17.

(m) Consolidation

The Consolidated Statements of Financial Condition include the accounts of those entities in which the Company has a controlling interest in a limited liability company which is the general partner or in which the Company is the primary beneficiary of a variable interest entity ("VIE"). In evaluating whether the Company has a controlling financial interest in entities in which the Company would consolidate, the Company considers the following: (1) the Company consolidates those entities in which the Company owns a majority of the voting interests; (2) for VIEs the Company consolidates those entities in which the Company is considered the primary beneficiary because the Company (i) has the direct or indirect ability through voting rights or similar rights to make decisions about the VIE's activities that have a significant effect on its success and (ii) absorbs the majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both; and (3) for limited partnership entities that are not considered VIEs, the Company consolidates those entities if the Company is the general partner, or has a controlling interest in a limited liability company which is the general partner of such entities and for which no substantive kick-out rights (the rights underlying the limited partners' ability to dissolve the limited partnership or otherwise remove the general partners are collectively referred to as "kick-out" rights) or participating rights exist. All material intercompany accounts and transactions have been eliminated in consolidation. The Company's disclosures regarding partnerships and VIEs are discussed in Footnote 15.

(n) Noncontrolling Interests in Baird Private Equity Partnerships

Noncontrolling Interests in Baird Private Equity Partnerships represent the component of partnership capital in consolidated entities held by third party investors.

(o) Legal Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, the Company accrues the most likely amount within that range. If the most likely amount of possible loss within that range is not determinable, the Company accrues a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing by an associate; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed and the liability balance is adjusted as deemed appropriate by management. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters. See Footnote 17 for further information.

(p)   Upcoming Accounting Pronouncements

In February 2015, ASU 2015-02, *Consolidation (Topic 810) – Amendments to the Consolidation Analysis* was issued, which provides updated guidance on evaluating limited partnerships and similar entities for consolidation under the VIE model. The amendment is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The adoption of the new standard is likely to reduce the number of Baird Private Equity partnerships that are required to be consolidated. The overall impact of the new standard on the Consolidated Statements of Financial Condition is still being evaluated.

In May 2015, ASU 2015-07, *Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)* was issued, which eliminates the requirement for entities to categorize in the fair value hierarchy investments measured using the net asset value (NAV) practical expedient. The amendment is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The Company does not believe this disclosure will materially impact the Notes to Consolidated Statements of Financial Condition.

In September 2015, ASU 2015-16, *Simplifying the Accounting for Measurement-Period Adjustments* was issued, which eliminates the requirement to restate prior period financial statements for measurement period adjustments related to a business combination. The new guidance requires that the cumulative impact of a measurement period adjustment be recognized in the reporting period in which the adjustment is identified, including disclosure in the Consolidated Statements of Financial Condition of the impact of the adjustment on the current year financial results. The standard is effective for interim and annual reporting periods beginning after December 15, 2015. The Company has elected to early adopt this standard during the year ended December 31, 2015. There was no effect of the adoption of the standard on the Consolidated Statements of Financial Condition as of December 31, 2015.

3) Acquisitions

On July 1, 2014 ("Closing Date" or "Acquisition Date") BFC completed the acquisition of all of the issued and outstanding shares of Manzanita Capital, Inc. ("Manzanita"), and its wholly-owned subsidiary McAdams Wright Ragen, Inc. ("MWR"), a fully disclosed broker-dealer and investment advisor registered with the SEC and a member of FINRA, located principally in the Pacific Northwest. MWR provided services to retail and institutional clients which included principal and agency transactions, investment banking and investment advisory services.

On the Acquisition Date, BFC paid $92,000 in cash in exchange for all of the outstanding shares of Manzanita. Manzanita immediately merged into BFC and MWR became a wholly-owned subsidiary of BFC. The acquisition has been accounted for using the acquisition method of accounting, with the excess purchase price over the fair market value of the assets acquired and liabilities assumed allocated to goodwill. The following table summarizes the purchase price allocation:

Purchase Price, Net of Cash Acquired		$ 73,674
Identifiable Assets Acquired and Liabilities Assumed		
Receivables	$ 11,627	
Securities Owned, at Fair Value	4,199	
Furniture, Equipment, Leasehold Improvements and Capital Leases	1,087	
Intangible Assets	7,238	
Deferred Tax Asset	1,602	
Prepaid and Other Assets	331	
Securities Sold, Not Yet Purchased, at Fair Value	(27)	
Accounts Payable, Accrued Expenses and Other Liabilities	(12,015)	
Net Assets Acquired		14,042
Goodwill		$ 59,632

The goodwill resulting from the purchase price allocation is primarily attributable to the acquisition of the MWR workforce (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergy benefits of adding MWR clients to the existing RWB platform.

The following table presents the estimated fair values and useful lives of the intangible assets acquired at acquisition date:

	Useful Life	Amount
Client List	14 years	$ 6,800
Leasehold Intangible	6 years	308
Noncompete Agreement	1 year	70
Trade Name	4 months	60
		$ 7,238

The useful lives of these intangible assets are based upon the patterns in which the economic benefits related to such assets are expected to be realized, and the intangible assets are amortized on a basis reflecting those economic patterns. The goodwill and acquired intangible assets are not deductible for tax purposes.

On November 10, 2014 ("Merger Date"), BFC merged MWR into RWB, upon which RWB assumed all MWR assets and liabilities. In the merger more than 99% of former MWR client accounts with assets totaling $10.2 billion elected to, and were transferred from a third party fully disclosed arrangement to RWB's platform. This merger was accounted for as a business combination between entities under common control with the financial statements presented as if MWR had been a part of RWB since the Acquisition Date. The following table summarizes the assets acquired and liabilities assumed by RWB on the Acquisition Date:

Assets		
Cash and Cash Equivalents	$	10,818
Deposits with Clearing Corporations		250
Receivables:		
Brokers and Dealers		1,145
Notes Receivable, Net		236
Other		257
Securities Owned, at Fair Value		4,199
Furniture, Equipment, Leasehold Improvements and Capital Leases		1,060
Goodwill		59,632
Intangible Assets		7,238
Deferred Tax Asset		1,602
Other Assets		331
Total Assets	$	86,768
Liabilities and Equity		
Securities Sold, Not Yet Purchased, at Fair Value	$	27
Accounts Payable, Accrued Expenses and Other Liabilities		7,913
Total Liabilities		7,940
Total Equity		78,828
Total Liabilities and Equity	$	86,768

The Company elected to apply push down accounting, and therefore the intangible assets acquired and goodwill recognized on the Acquisition Date is recorded at RWB.

Refer to Footnote 7 for further information on the Company's goodwill and intangible assets.

During July, subsequent to the closing date of the transaction, the Company made $21,516 of loans to MWR financial advisors as part of an associate retention program. The loans were financed through a subordinated note payable to BFC. Refer to Footnote 11 for additional information on the Company's subordinated notes.

4)   Related-Party Transactions

The Company serves as an investment advisor and provides administrative services to the Baird Funds, Inc. and various affiliated Baird private equity partnerships under management agreements (together, "Affiliated Funds"). Receivables from Affiliated Funds include $10,173 and $9,048 at December 31, 2015 and 2014, respectively, and are included within Receivables Other on the Consolidated Statements of Financial Condition.

The Company has invested $24,101 and $20,186 into Affiliated Funds at December 31, 2015 and 2014, respectively.

Other amounts receivable from affiliates includes $22,340 and $7,027 at December 31, 2015 and 2014, respectively, which is included within Receivables Other on the Consolidated Statements of Financial Condition. Other amounts payable to affiliates includes $4,958 and $2,324 at December 31, 2015 and 2014 respectively, which is included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

Amounts receivable from associates, including the related allowance for doubtful accounts at December 31, 2015 and 2014 consist of the following:

	2015	2014
Notes Receivable	$ 119,378	$ 120,623
Allowance for Doubtful Accounts	(8,150)	(8,200)
Notes Receivable, Net	$ 111,228	$ 112,423

5) Receivables and Payables

Amounts receivable from clients at December 31, 2015 and 2014, consist of the following:

	2015	2014
Receivables from Clients	$ 254,615	$ 204,201
Allowance for Doubtful Accounts	-	(4,373)
Receivables from Clients, Net	$ 254,615	$ 199,828

Amounts receivable from and payable to brokers and dealers and clearing organizations at December 31, 2015 and 2014, consist of the following:

	2015	2014
Securities Failed-to-Deliver	$ 34,771	$ 3,776
Commissions Receivable	2,256	2,777
Receivables from Brokers and Dealers	$ 37,027	$ 6,553

	2015	2014
Securities Failed-to-Receive	$ 11,347	$ 55,388
Payables to Clearing Organization	-	21
Payables to Brokers and Dealers	$ 11,347	$ 55,409

6) <u>Furniture, Equipment, Leasehold Improvements, and Capital Leases</u>

Furniture, Equipment, Leasehold Improvements, and Capital Leases as of December 31, 2015 and 2014 consist of the following:

	2015	2014
Furniture and Fixtures	$ 37,186	$ 32,498
Equipment	43,412	38,203
Software	23,313	25,055
Leasehold Improvements	67,651	55,196
Capital Leases	4,775	5,003
Total Fixed Assets	176,337	155,955
Less:		
Accumulated Depreciation	(106,212)	(94,931)
Accumulated Amortization	(2,510)	(1,648)
Total Accumulated	(108,722)	(96,579)
Furniture, Equipment, Leasehold Improvements and Capital Leases, Net	$ 67,615	$ 59,376

7) Goodwill and Intangible Assets

At December 31, 2015 and 2014 goodwill and intangible assets consist of the following:

	Useful Life	2015	2014
Finite Life Intangibles			
Client lists	5 -14 Years	$ 19,761	$ 19,761
Trade Mark	4 Years	603	603
Noncompete agreements	1 - 5 Years	310	310
Leasehold	6 Years	308	308
		20,982	20,982
Accumulated Amortization			
Client lists		(12,317)	(11,291)
Trade Mark		(302)	(151)
Noncompete agreements		(310)	(275)
Leasehold		(76)	(25)
		(13,005)	(11,742)
Net Finite Life Intangibles		7,977	9,240
Indefinite Life Intangibles			
Trade Names	N/A	9,325	9,325
Net Intangibles		17,302	18,565
Goodwill	N/A	86,069	86,069
		$ 103,371	$ 104,634

8) Money Borrowed

(a) Bank Loans

At December 31, 2015 and 2014, the Company had available a $250,000 and $200,000 committed unsecured credit facility, respectively. The weighted average interest rate on the line of credit during the years ended December 31, 2015 and 2014 was 1.43% and 1.45%, respectively. The line of credit expires on November 25, 2016. At December 31, 2015 and 2014, there were no amounts outstanding on the available line of credit.

(b) Book Credit Balances in Bank Accounts

The Company has $43,632 and $34,494 at December 31, 2015 and 2014, respectively, in credit balances at certain banks with which it does business. The Company does not have a right of offset regarding these balances and, as a result, they are classified as Money Borrowed on the Consolidated Statements of Financial Condition.

9) <u>Fair Value of Financial Instruments</u>

The following table summarizes the fair value of Financial Instruments as of December 31, 2015:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 220,000	$ -	$ -	$ 220,000
Securities Owned				
Certificates of Deposit	$ -	$ 265	$ -	$ 265
U.S. Government and Agency Obligations	-	218,641	-	218,641
Municipal Obligations	-	105,612	-	105,612
Private Label Mortgage Backed Securities	-	122,976	-	122,976
Other Asset Backed Securities	-	124,709	-	124,709
Corporate Obligations	-	163,313	-	163,313
Auction Rate Securities	-	-	411	411
Other Securities[1]	67,694	-	6,070	73,764
Total Securities Owned	$ 67,694	$ 735,516	$ 6,481	$ 809,691
Securities Owned by Baird Private Equity Partnerships[2]	$ -	$ -	$ 495,629	$ 495,629
Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 5,019	$ -	$ 5,019
U.S. Government and Agency Obligations	-	67,581	-	67,581
Corporate Obligations	-	266,131	-	266,131
Other Securities[1]	737	-	-	737
Total Securities Sold, Not Yet Purchased	$ 737	$ 338,731	$ -	$ 339,468

The following table summarizes the fair value of Financial Instruments as of December 31, 2014[3]:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 70,000	$ -	$ -	$ 70,000
Commercial Paper	-	1,000	-	1,000
Total Cash Equivalents	$ 70,000	$ 1,000	$ -	$ 71,000
Securities Owned				
Certificates of Deposit	$ -	$ 1,574	$ -	$ 1,574
U.S. Government and Agency Obligations	-	148,442	-	148,442
Municipal Obligations	-	127,295	-	127,295
Private Label Mortgage Backed Securities	-	121,420	-	121,420
Other Asset Backed Securities	-	217,958	-	217,958
Corporate Obligations	-	5,287	-	5,287
Auction Rate Securities	-	-	1,705	1,705
Other Securities[1]	84,348	-	8,212	92,560
Total Securities Owned	$ 84,348	$ 621,976	$ 9,917	$ 716,241
Securities Owned by Baird Private Equity Partnerships[2]	$ -	$ 1,938	$ 470,349	$ 472,287
Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 4,594	$ -	$ 4,594
U.S. Government and Agency Obligations	-	94,395	-	94,395
Other Securities[1]	3,000	-	-	3,000
Total Securities Sold, Not Yet Purchased	$ 3,000	$ 98,989	$ -	$ 101,989

[1] Other Securities in Level I consist principally of corporate stocks and mutual funds. Other securities in Level III consist of certain private company investments.

[2] The valuation of equity ownership in privately owned companies, the type of investment principally included in Securities Owned by Baird Private Equity Partnerships, requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of these assets. As a result, these values cannot be determined with precision and the calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instruments.

[3] Certain prior year amounts have been re-categorized to conform to current year presentation.

The following table summarizes the change in fair values of Level III assets during 2015 and 2014:

	Auction Rate Securities	Other Securities	Securities Owned by Baird Private Equity Partnerships
Balance, January 1, 2014	$ 2,070	$ 8,153	$ 603,884
Purchases	-	339	79,070
Sales / Pay-downs	(200)	(200)	(274,166)
Realized Gains/(Losses)	-	-	170,657
Unrealized Gains/(Losses)	(165)	(80)	(109,096)
Balance, December 31, 2014	1,705	8,212	470,349
Consolidation of Private Equity Partnership[1]	-	-	23,823
Purchases	-	2,458	97,859
Sales / Pay-downs	(1,684)	(81)	(201,900)
Dividends Received	-	-	2,361
Realized Gains/(Losses)	264	-	126,960
Unrealized Gains/(Losses)	126	(4,519)	(23,823)
Balance, December 31, 2015	$ 411	$ 6,070	$ 495,629
Change in Unrealized Gain/(Loss) on Securities Still Held as of December 31, 2015	$ 26	$ (4,519)	$ (23,001)

[1] During the year ended December 31, 2015, a new private equity partnership was launched, which is required to be consolidated as RWB has a controlling interest in a limited liability company which is the general partner and the limited partners do not have substantive kick-out rights. The partnership was created by transferring private company investments owned by BFC into the partnership. BFC is a limited partner in the partnership.

There were no transfers between Level I, Level II or Level III during the years ended December 31, 2015 and 2014.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets as of December 31, 2015:

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 411	Recent trades	Trades in inactive markets of in-portfolio securities	87% of par - 100% of par (94% of par)
Other Securities	$ 6,070	Market comparable companies	EBITDA multiple	6.5 - 8.5 (6.7)
Securities Owned by Baird Private Equity Partnerships	$ 495,629	Market comparable companies	EBITDA multiple	5.0 - 10.0 (7.6)
			Revenue multiple	1.1 - 2.0 (1.6)
			Multiples	1.0 - 11.1 (4.4)
		Discounted cash flow	Discount rate	13% - 16% (14.8%)
			Terminal multiple range	6.0 - 9.0 (7.6)
		Precedent transactions	N/A	N/A

The following table summarizes quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets as of December 31, 2014:

	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 1,705	Recent trades	Trades in inactive markets of in-portfolio securities	70% of par - 100% of par (72% of par)
Other Securities	$ 8,212	Discounted cash flow	Discount rate	12% - 14% (13%)
			Terminal multiple range	7.5 - 8.5 (8.0)
		Market comparable companies	EBITDA multiple	4.0 - 6.0 (5.0)
Securities Owned by Baird Private Equity Partnerships	$ 470,349	Market comparable companies	EBITDA multiple	5.0 - 13.1 (7.6)
			Revenue multiple	0.0 - 4.7 (2.3)
			Net Income Multiple	12.0 - 12.0 (12.0)
		Precedent transactions	N/A	N/A

For auction rate securities the significant unobservable input used in the fair value measurement relates to judgments regarding whether the level of observable trading activity is sufficient to conclude the markets are active. Where insufficient levels of trading activity are determined to exist as of the reporting date, management's assessment of how much weight to apply to trading prices in inactive markets may vary, and significantly impact the fair value measurement of auction rate securities.

For other securities and securities owned by Baird Private Equity Partnerships, where the discounted cash flow method is used, a significant increase or decrease in the discount rate or terminal multiple range in isolation could result in a significantly lower or higher fair value measurement, respectively. Where the market comparable companies approach is used a significant increase or decrease in the EBITDA, revenue or net income multiples in isolation could result in a significantly higher or lower fair value measurement, respectively.

10) <u>Net Capital Requirements</u>

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2015 and 2014, the Company's net capital percentage was 77% and 68%, respectively, of aggregate debit items, and net capital, as defined, was $187,577 and $145,098, respectively, which was $182,682 and $140,820, respectively, in excess of the required minimum amount. At December 31, 2015 and 2014, net capital after anticipated withdrawals as a percentage of aggregate debits was 49% and 58%, respectively.

11) <u>Subordinated Liabilities</u>

At December 31, 2015 and 2014, the Company had $230,267 and $270,221 of subordinated notes, including $174,800 and $216,800, respectively, payable to BFC, and $55,467 and $53,421, respectively, payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2015 and 2014, respectively.

The following schedule discloses the major components of subordinated debt including repayment terms:

	2015	2014
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2018. Scheduled quarterly principal payments began in February 2015.	$ 80,000	$ 120,000
Subordinated Note, variable interest rate (7.5%, plus 3 month LIBOR), due June 2020.	45,000	45,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due June 2018.	30,000	30,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due May 2019. Scheduled quarterly principal payments began in August 2015.	19,800	21,800
	174,800	216,800
Payable to Associates	55,467	53,421
	$ 230,267	$ 270,221

Subordinated Liabilities mature as follows at December 31[1]:

2016	$	37,655
2017		39,477
2018		42,457
2019		74,411
2020		25,096
Thereafter		11,171
	$	230,267

[1] Subordinated liability maturities reflect amended repayment terms that were approved by FINRA on February 4, 2016.

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2015 and 2014, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

12) Income Taxes

(a) Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. BFG's 2013 and 2014 corporate income tax returns are currently being audited by the Internal Revenue Service. The Company also files separate income tax returns in various states and local jurisdictions. The federal income tax returns for the years prior to 2012 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company does not believe there will be a material change in the balance within the subsequent 12 month period.

(b) <u>Deferred Income Tax</u>

The major deferred tax items are as follows:

	2015		2014	
Deferred Tax Assets:				
Deferred Compensation Plans	$	35,603	$	33,611
Accrued Expenses		13,540		14,631
Tax Credit Carryforward		2,795		3,077
		51,938		51,319
Deferred Tax Liabilities:				
Margin Debt		1,880		1,008
Goodwill and Intangibles		5,017		5,093
Fixed Asset Depreciation		11,646		10,923
Foreign Unremitted Earnings		7,826		4,813
Flow Through Investments		619		2,562
Other		-		49
		26,988		24,448
Net Deferred Tax Assets	$	24,950	$	26,871

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

13) <u>Stockholders' Equity</u>

As of December 31, 2015 and 2014, the Company had 26,501,574 shares of Common Stock and 47,086 shares of Common Treasury Stock outstanding. There were no share transactions in the Company's Common Stock or Common Treasury Stock during the year ended December 31, 2015.

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2015 or 2014. The shares of the Company are subject to strict transfer restrictions.

14) <u>Associate Compensation and Retirement Plans</u>

(a) <u>The Baird Profit Sharing and Savings Plan</u>

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first two thousand dollars contributed by each eligible participant annually. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors.

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), the Baird Financial Advisors Deferred Compensation Plan ("FADCP") and the Baird Long Term Incentive Plan ("LTIP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. Associates have the ability to allocate their awards among several investment options, including certain Affiliated Funds.

The Company has established an allowance for unvested award forfeitures. In determining the allowance, management considers the Company's historical forfeiture experience which involves the use of estimates. The actual amounts may be substantially higher or lower than the recorded amounts.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into BFG common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by BFG on its common stock. The RSUs become payable in full upon a change in control, as defined in the plan. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

15) Partnership Consolidation

The following table presents information about the carrying value of the assets, liabilities and equity of the partnerships which are consolidated and included within the Consolidated Statements of Financial Condition. The noncontrolling interests presented in this table represent the portion of net assets not owned by the Company.

	2015	2014
Assets:		
Cash Held by Baird Private Equity Partnerships	$ 10,115	$ 4,514
Receivables, Other	1,503	1,202
Securities Owned by Baird Private Equity Partnerships, at Fair Value	495,629	472,287
Other Assets	25,024	5,874
Total Assets	$ 532,271	$ 483,877
Liabilities and Partners' Equity:		
Accounts Payable, Accrued Expenses and Other Liabilities	$ 51,504	$ 5,430
Total Liabilities	51,504	5,430
Partners' Equity Attributable to the Company	2,409	2,099
Partners' Equity Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	478,358	476,348
Total Partners' Equity	480,767	478,447
Total Liabilities and Partners' Equity	$ 532,271	$ 483,877

Certain Baird Private Equity Partnerships are not consolidated pursuant to the accounting rules previously mentioned in Footnote 2(o). Net assets of the partnerships not consolidated were $131 million and $132 million at December 31, 2015 and 2014, respectively. These partnerships were determined to be Variable Interest Entities (VIEs) and the general partner (an affiliate) was determined not to be the primary beneficiary. The general partner ownership interest in these partnerships was 0.2% at December 31, 2015 and 2014.

The Company has a controlling interest in a limited liability company that serves as a general partner or limited partner in various partnerships. The Company has committed a total of $29,210 in amounts generally ranging from $100 to $16,400 in 10 different private equity partnerships. As of December 31, 2015, the Company has invested $27,774 of committed amounts.

16) Baird UK

The Company reports the results of its investment in Baird UK using the equity method of accounting. At December 31, 2015 and 2014, the Company's investment in Baird UK Ltd. was $37,208 and $32,127 respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition.

17) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Capital leases consist of computers, servers and other computer related items. Future minimum lease payments are as follows:

	Capital	Operating	Total
2016	$ 1,260	$ 26,380	$ 27,640
2017	1,066	23,562	24,628
2018	77	19,051	19,128
2019	9	15,835	15,844
2020	-	13,149	13,149
Thereafter	-	66,630	66,630
	2,412	$ 164,607	$ 167,019
Less amounts representing interest	(37)		
Present value of minimum lease payments	$ 2,375		

The capital lease obligation was $2,375 and $3,375 at December 31, 2015 and 2014, respectively, and is recorded in Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

(b) Other

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. The Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2015 and 2014 the estimated aggregate range of possible loss in excess of the reserve for these matters is from $0 to an amount up to $13 million and $0 to an amount up to $35 million, respectively.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2015 and 2014 were not material.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statements of Financial Condition for these arrangements.

18) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions in order to, among other things, acquire securities to cover short positions, accommodate customers' needs, earn residual interest spreads and finance the Company's inventory positions. Under these transactions, the Company either receives or provides collateral, including securities. The Company receives collateral in connection with reverse repurchase agreements and securities borrowed transactions, and pledges collateral, including cash and securities, to collateralize repurchase agreements and enter into securities lending transactions. Under many agreements, the Company is permitted to repledge securities held as collateral. As of December 31, 2015 and 2014, the fair value of securities accepted as collateral was $667,327 and $813,610, respectively, of which, $306,509 and $678,567 was re-pledged to other counterparties.

Substantially all reverse repurchase agreements and repurchase agreements are transacted under legally enforceable master repurchase agreements and substantially all securities borrowed and securities lending transactions are transacted under legally enforceable master securities lending agreements. In the event of default by a counterparty, these agreements give the Company the right to liquidate securities held as collateral and to offset receivables and payables with the defaulting counterparty.

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2015:

	Gross Amounts[1]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[1]	Amounts Not Offset on the Consolidated Statement of Financial Condition		Net Amounts
				Financial Instruments[2]	Collateral Received/ Pledged[3]	
Assets:						
Securities Purchased Under Agreements to Resell	$ 323,503	$ -	$ 323,503	$ (155,112)	$ (168,391)	$ -
Deposits Paid on Securities Borrowed	352,374	-	352,374	(4,390)	(336,698)	11,286
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 790,014	$ -	$ 790,014	$ (155,112)	$ (634,902)	$ -
Deposits Received on Securities Loaned	16,240	-	16,240	(4,390)	(11,630)	220

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2014:

	Gross Amounts[1]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[1]	Amounts Not Offset on the Consolidated Statement of Financial Condition		Net Amounts
				Financial Instruments[2]	Collateral Received/ Pledged[3]	
Assets:						
Securities Purchased Under Agreements to Resell	$ 699,157	$ -	$ 699,157	$ (60,415)	$ (638,742)	$ -
Deposits Paid on Securities Borrowed	112,476	-	112,476	(10,070)	(101,249)	1,157
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 860,766	$ -	$ 860,766	$ (60,415)	$ (800,351)	$ -
Deposits Received on Securities Loaned	21,371	-	21,371	(10,070)	(11,301)	-

[1] Amounts include all financial instruments, irrespective of whether there is a legally enforceable master netting agreement in place. The Company reports gross assets and liabilities on the Consolidated Statements of Financial Condition.

[2] Amounts relate to master netting arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Collateral received on Securities Purchased Under Agreements to Resell and Deposits Paid on Securities Borrowed, includes securities received from the counterparty. These securities are not included on the Consolidated Statements of Financial Condition, unless there is an event of default.

Collateral pledged on Securities Sold Under Agreements to Repurchase and Deposits Received on Securities Loaned, includes the fair value of securities pledged to the counterparty. These securities are included on the Consolidated Statements of Financial Condition, unless there is an event of default.

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31 2015:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 259,754	$ 218,394	$ 478,148
Municipal Bonds	-	2,408	2,408
Corporate Bonds	225,016	84,442	309,458
Total Securities Sold Under Agreements to Repurchase	$ 484,770	$ 305,244	$ 790,014
Deposits Received on Securities Loaned Equity Securities	$ 16,240	$ -	$ 16,240

Repurchase agreements and securities lending activities are entered into and conducted as components of the financing of certain operating activities. In the event the market value of the securities pledges as collateral declines, additional collateral may need to be posted or borrowing amounts may need to be reduced.

19) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is not reflected in the accompanying Consolidated Statements of Financial Condition.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBA mortgage-backed securities, as well as securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. The credit risk for TBAs, options, and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the Consolidated Statements of Financial Condition. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

In addition, the Company has sold securities that it does not currently own (securities sold, not yet purchased) and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statements of Financial Condition at December 31, 2015 and 2014, at fair values of the related securities and will incur a loss if the fair value of the securities increases.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

The Company may use financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2015 and 2014.

20) Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

21) Subsequent Events

The Company evaluated its December 31, 2015 Consolidated Statements of Financial Condition for subsequent events through February 24, 2016, the date that the Consolidated Statements of Financial Condition were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the Consolidated Statements of Financial Condition, other than identified below.

On January 15, 2016, BFC completed the acquisition of all of the outstanding equity interests of Chautauqua Capital Management, LLC ("Chautauqua"), an international equity manager located in Boulder, Co., which was immediately merged into RWB. The Company accounted for this acquisition under the acquisition method of accounting with the assets and liabilities of Chautauqua recorded as of the acquisition date at their respective fair values. The acquisition added $3,071 to goodwill and $1,770 to intangible assets. As it relates to the financial reporting requirements for acquisitions, the Company has determined this acquisition to be immaterial to the Consolidated Statements of Financial Condition.